

May 14, 2014

Via E-mail
Leong Hin Chua
President and Chief Executive Officer
Amaru, Inc.
62 Cecil Street, #06-00 TPI Building
Singapore 049710

> **Re: Amaru, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2014**
> **File No. 000-32695**

Dear Mr. Chua:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Second Proposal. Adoption of Company's Compensation Plan.

Description of the Compensation Plan, page 9

1.   We note your disclosure that your Compensation Plan "provides for the grant . . . of stock based awards and options to purchase up to an aggregate of 30,000,000 shares of Common Stock." We further note your statement that you have "granted a total of 30,000,000 of stock awards to [your] officers and directors" under the Compensation Plan. To the extent that you have made grants under the plan, it appears you should amend your filing to provide the new plan benefits tabular disclosure required by Item 10(a)(2)(i) of Schedule 14A. Alternatively, if you have not yet determined the grants to be issued under the plan, please revise your disclosure to clarify this, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions please contact Luna Bloom, Staff Attorney, at (202) 551-3194. If you require further assistance, please contact the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Iwona J. Alami